EXHIBIT 99.2

QUARTZ MOUNTAIN RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED OCTOBER 31, 2025  AND 2024

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

1

NOTICE TO READERS

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company's auditors have not performed a review of these condensed consolidated interim financial statements.

2

QUARTZ MOUNTAIN RESOURCES LTD.
STATEMENTS OF FINANCIAL POSITION
(Unaudited - expressed in Canadian Dollars)

			October 31,	July 31,
	Note		2025	2025

Assets

Current assets
Cash			$2,604,351	$3,076,972
Amounts receivable and other assets	3		96,290	86,239
			2,700,641	3,163,211

Non-current assets
Mineral property interests	4		1,021,350	1,021,350
Right-of-use asset	11		4,948	7,421
Total assets			$3,726,939	$4,191,982

Liabilities and Shareholders' Equity

Current liabilities
Amounts payable and other liabilities	6		$51,499	$266,815
Due to related parties	7	(c)	20,435	4,459
Lease liability	11		6,880	10,169
Total liabilities			78,814	281,443

Shareholders' equity
Share capital	5	(a)	37,836,843	37,607,312
Reserves			1,863,400	1,850,142
Accumulated deficit			(36,052,118)	(35,546,915)
Total shareholders' equity			3,648,125	3,910,539

Total liabilities and shareholders' equity			$3,726,939	$4,191,982

Nature and continuance of operations (note 1)
Events after the reporting period (note 12)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

/s/ Trevor Thomas	/s/ Michael Clark

Trevor Thomas	Michael Clark
Director	Director

3

QUARTZ MOUNTAIN RESOURCES LTD.
STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Unaudited - Expressed in Canadian Dollars, except for weighted average number of common shares)

			Three months ended October 31,
	Note		2025	2024
Exploration and evaluation			$412,654	$45,741
Assays and analysis			42,656	19,357
Drilling			202,259	–
Geological			67,525	9,000
Property costs and assessments			–	15,669
Site activities			86,431	41
Technical data			119	–
Travel and accommodation			13,664	1,674

			98,380	64,108
Administrative fees	7	(a)	10,703	2,121
Conference and travel			115	46
Insurance			5,668	5,855
IT Services			8,400	8,400
Legal, accounting and audit			17,141	12,504
Office and miscellaneous			53,990	32,632
Regulatory, trust and filing			2,363	2,550

Equity-settled share-based compensation	5	(c)	13,258	–

Operating expenses			(524,292)	(109,849)

Other items
Accretion expense - office lease	13		(237)	(607)
Amortization of Right-of-use asset	13		(2,474)	(2,474)
Interest income			24,581	23,290
Interest expense			(83)	(10)
Foreign exchange gain (loss)			(1,976)	(441)
(Loss) and comprehensive (loss) before taxes for the period			$(504,481)	$(90,091)
Current income tax (expenses) recoveries			(722)	–
(Loss) and comprehensive (loss) for the period			$(505,203)	$(90,091)

Basic earning (loss) per common share			$(0.01)	$(0.00)

Diluted earning (loss) per common share			$(0.01)	$(0.00)

Weighted average number of common shares outstanding (note 5(c))

Basic			69,936,387	58,868,030

Diluted			69,936,387	58,868,030

The accompanying notes are an integral part of these condensed interim financial statements.

4

QUARTZ MOUNTAIN RESOURCES LTD.
STATEMENTS OF CHANGES IN SHAREOLDERS' EQUITY
(Expressed in Canadian Dollars, except for share information)

			Share Capital		Reserves
	Note		Number of shares	Amount	Warrants	Equity-settled share-based payments	Shares to be issued	Accumulated deficit	Total shareholders' equity

Balance at July 31, 2024			58,868,030	$33,312,270	$1,389	$1,432,011	$8,700	$(32,073,376)	$2,680,994
Loss for the period			–	–	–	–	–	(90,091)	(90,091)
Balance at October 31, 2024			58,868,030	$33,312,270	$1,389	$1,432,011	$8,700	$(32,163,467)	$2,590,903

Balance at July 31, 2025			69,648,030	$37,607,312	$1,389	$1,848,753	$–	$(35,546,915)	$3,910,539
Exercise of flow-through warrants	5	(a)	357,144	214,287	–	–	–	–	214,287
Exercise of non-flow through warrants			25,407	15,244	–	–	–	–	15,244
Share purchase options	5	(c)	–	–	–	13,258	–	–	13,258
Loss for the period			–	–	–	–	–	(505,203)	(505,203)
Balance at October 31, 2025			70,030,581	$37,836,843	$1,389	$1,862,011	$–	$(36,052,118)	$3,648,125

The accompanying notes are an integral part of these condensed interim financial statements.

5

QUARTZ MOUNTAIN RESOURCES LTD.
STATEMENTS OF CASH FLOWS
(Unaudited - expressed in Canadian Dollars)

			Three months ended October 31
	Note		2025	2024
Operating activities
Loss for the period			$(505,203)	$(90,091)
Adjusted for:
Accretion expense - office lease	11		237	607
Amortization of Right-of-use asset	11		2,474	2,474
Recognition of flow-through premium liability			–	–
Interest income			(24,581)	(23,290)
Equity-settled share-based compensation			13,258	–

Changes in working capital items:
Amounts receivable and other assets			(10,051)	57,381
Amounts payable and other liabilities			(215,317)	(289,683)
Due to related parties	7	(a)&7(b)	15,976	7,274
Net cash used in operating activities			(723,207)	(335,328)

Investing activities
Interest received			24,581	23,290
Net cash provided by investing activities			24,581	23,290

Financing activities
Office lease payment (base rent portion capitalized under IFRS 16)	11		(3,526)	(3,526)
Proceeds from exercise of warrants and options			229,531	–
Net cash provided by (used in) financing activities			226,005	(3,526)

(Decrease) in cash			(472,621)	(315,564)
Cash, beginning of the year			3,076,972	1,906,327
Cash, end of the period			$2,604,351	$1,590,763

Non-cash transactions
Incremental Fair Value for the shares issued for mineral properties acquisition			$–	$214,350

The accompanying notes are an integral part of these condensed financial statements.

6

QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED CONSODLIATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED OCTOBER 31, 2025 AND 2024

(Unaudited - expressed in Canadian Dollars, unless otherwise stated)

1. NATURE AND CONTINUANCE OF OPERATIONS

Quartz Mountain Resources Ltd. (the “Company”) is a Canadian public company incorporated in British Columbia on August 3, 1982. The Company's common shares trade on the TSX Venture Exchange (“TSX-V”) under the symbol QZM, and certain broker-dealers in the United States make market in the Company's common shares on the OTCQB Market under the symbol QZMRF. The Company's corporate office is located at 1040 West Georgia Street, 14th Floor, Vancouver, British Columbia, Canada. The Company most recently focused on evaluating mineral prospects for potential acquisition and exploration in British Columbia. The Company continues to investigate potential opportunities.

The financial statements as at and for the three months ended October 31, 2025 include only the accounts of the Company as the Company’s wholly-owned subsidiaries, QZMG Resources Ltd. and Wavecrest Resources Inc., were dissolved on March 2, 2023.

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. As at October 31, 2025, the Company had an accumulated deficit of $36,080,276 and net working capital of $2,593,669. The Company's continuing operations are dependent upon its ability to obtain necessary financings to complete exploration of any new and current projects, its ability to obtain necessary permits to explore, develop, and mine new sites, and future profitable production of any mine. These material uncertainties are indicative of significant doubt as to the Company’s ability to continue as a going concern.

Additional debt or equity financing will be required to fund acquisition of mineral property interests. There can be no assurance that the Company will be able to obtain additional financial resources or achieve positive cash flows. If the Company is unable to obtain adequate additional financing, it will need to curtail its expenditures further, until additional funds can be raised through financing activities.

The financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

Such developments could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flow, and exposure to credit risk.

The Company is constantly evaluating the situation and monitoring any impacts or potential impacts to its business.

2. MATERIAL ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are described below. These policies have been consistently applied for all years presented, unless otherwise stated.

(a) Statement of compliance

The financial statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board ("IASB") and the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the Company's fiscal period ended October 31, 2025.

7

QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED CONSODLIATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED OCTOBER 31, 2025 AND 2024

(Unaudited - expressed in Canadian Dollars, unless otherwise stated)

The Company’s Board of Directors authorized issuance of the financial statements on December 18, 2025.

(b) Basis of presentation and consolidation

The financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The financial statements for the three months ended October 31, 2025 include only the accounts of the Company and the financial statements for the periods ended October 31, 2025 and 2024 include the accounts of the Company and the subsidiaries that it had control.

Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Intercompany balances and transactions including any unrealized income and expenses arising from intercompany transactions are eliminated upon consolidation.

As at October 31, 2025 and 2024, the Company held a 0% interest in QZMG Resources Ltd. and Wavecrest Resources Inc. as they were dissolved on March 2, 2023.

(c) Significant accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities, income, and expenses. Actual results may differ from these estimates. The impact of such estimates is pervasive throughout the financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic condition, and other factors, including expectations of future events that management believes are reasonable under the circumstances. Changes in the subjective inputs and assumptions can materially affect fair value estimates.

Specific areas where significant estimates or judgments exist are:

•	Management has applied judgment on settlement of debt with related parties as to whether they were acting in the capacity as creditor or shareholder.
•	Assessment of the Company's ability to continue as a going concern.

3. AMOUNTS RECEIVABLE AND OTHER ASSETS

	October 31, 2025	July 31, 2025
Sales tax receivable	$31,967	$47,746
Prepayments	45,223	19,393
Reclamation deposit	19,100	19,100
	$96,290	$86,239

8

QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED CONSODLIATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED OCTOBER 31, 2025 AND 2024

(Unaudited - expressed in Canadian Dollars, unless otherwise stated)

4. MINERAL PROPERTY INTERESTS

	Maestro Property (formerly Lone Pine)	Jake Property	Total
Balance, July 31, 2023	$390,000	$325,000	$715,000
Acquisition – cash payments	24,000	-	24,000
Acquisition – share issuance	223,050	-	223,050
Acquisition – royalty payments	25,000	-	25,000
Balance, July 31, 2024	$662,050	$325,000	$987,050
Acquisition – share issuance	9,300	-	9,300
Acquisition – royalty payments	25,000	-	25,000
Balance, July 31 & October 31, 2025	$696,350	$325,000	$1,021,350

(a) Maestro (formerly Lone Pine) Property, British Columbia

Under a mineral claims purchase agreement (the “Agreement”) dated June 8, 2021 between the Company and Impala Capital Corp. (the “Vendor”), an arm’s length party, the Company acquired a 100% interest in nine mineral claims located near Houston, British Columbia (the “Maestro Property”).

Under the terms of the Agreement, the Company made $105,000 in cash payments and issued 1,000,000 common shares to the Vendor (valued at $210,000).

The Maestro Property is subject to a pre-existing 2.5% net smelter returns (NSR) royalty held by an arm’s length third party, of which 1.5% can be purchased for $1.5 million by the Company. This NSR is subject to an annual advance payment of $25,000 (paid for the year ended July 31, 2025).

In March 2024, the Company entered into two separate agreements to purchase a 100% interest in each of the Lone Pine Claim and the North Claim. These two mineral claims total 169 hectares and are located contiguous to the Company’s 100% owned Maestro Property located approximately 15km north of the town of Houston, British Columbia.

The Lone Pine mineral claim was purchased from Eagle Plains Resources Ltd., an arms-length vendor, for 750,000 common shares of the Company, and it is subject to a 2% NSR royalty, of which 1.5% can be purchased at any time for $5 million. The shares are subject to a 24-month contractual resale restriction and the Company has a further right to arrange purchasers of these shares in the case of desired resales after that period. The Lone Pine transaction was closed with the 750,000 common shares of the Company issued on March 20, 2024 (Note 5 (a)).

The North mineral claim was purchased from Shawn Merkley, an arms-length vendor, for $24,000 cash and 45,000 common shares of the Company, which will be paid as follows:

i.	$8,000 cash and 15,000 common shares on or before the Closing Date (completed)
ii.	$8,000 cash and 15,000 common shares on or before the first anniversary of the Closing Date (completed)
iii.	$8,000 cash and 15,000 common shares on or before the second anniversary of the Closing Date (completed)

9

QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED CONSODLIATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED OCTOBER 31, 2025 AND 2024

(Unaudited - expressed in Canadian Dollars, unless otherwise stated)

The North mineral claim is subject to a 2% NSR royalty, which can be purchased at any time for $2 million.

As at October 31, 2025, the Company held a 100% interest in the Maestro Property.

(b) Jake Property, British Columbia

On November 5, 2021, the Company entered into a mineral claims purchase agreement (the "Agreement") with United Mineral Services Ltd. (“UMS”), a non-arm’s length party, to purchase a 100% interest in four mineral claims acquired through staking by UMS and to obtain an option to purchase a 100% interest in five adjacent claims (the “Underlying Claims”) owned by Electrum Resource Corporation ("Electrum”), an arm’s length third party (the “Jake Property”). The Jake Property is located approximately 162 km north of Smithers, British Columbia. The Underlying Claims are subject to a 2% NSR royalty, which is capped at $3 million.

To acquire the Jake Property, the Company is required to:

i.	Make cash payments to UMS as follows:

a.	$50,000 on the date of receipt of TSX Venture Exchange approval (the “Approval Date”) (paid)
b.	$50,000 on the date that is six months following the Approval Date (paid)
c.	$50,000 on the date that is twelve months following the Approval Date (paid)
d.	$50,000 on the date that is eighteen months following the Approval Date (paid)

ii.	Make cash payments to Electrum as follows:

a.	$50,000 on or before July 14, 2022 (paid)
b.	$75,000 on or before July 14, 2023 (paid)

iii.	Incur expenditures on the Underlying Claims as follows:

a.	$60,000 on or before July 14, 2022 (completed)
b.	Additional $100,000 on or before July 14, 2023 (completed)

As at October 31, 2025, the Company held a 100% interest in the Jake Property.

5. SHARE CAPITAL AND RESERVES

(a) Authorized share capital

As at October 31, 2025 and 2024, the authorized share capital of the Company comprised an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

No preferred shares have been issued to date. All issued common shares are fully paid.

10

QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED CONSODLIATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED OCTOBER 31, 2025 AND 2024

(Unaudited - expressed in Canadian Dollars, unless otherwise stated)

Shares issued during the three months ended October 31, 2025

On August 20, 2025, 357,144 shares were issued upon the exercise of flow-through warrants with an exercise price of $0.60 for proceeds of $214,286.

On October 14, 2025, 25,407 shares were issued upon the exercise of non-flow through warrants with an exercise price of $0.60 for proceeds of $15,200.

Shares issued during the three months ended October 31, 2024

The Company did not issue any shares during the three months ended October 31, 2024.

Flow-through shares premium liability and expenditures commitment

During the three months ended October 31, 2025, the Company completed an issuance of flow-through shares upon the exercise of flow-through warrants for total gross proceeds of $214,286.

The Company did not recognize any flow-through share premium liability for the 357,144 flow-through units issued on August 20, 2025, as the unit price was lower than the closing quote at $0.69 on August 20, 2025.

Future Flow-through shares commitments

As at October 31, 2025, the Company had $84,119 in unspent flow-through proceeds that remains to be incurred on eligible exploration expenditures related to the 357,144 flow-through shares issued upon the exercise of flow-through warrants on August 20, 2025 for proceeds of $214,286.

(b) Warrants

Share purchase warrants transactions are summarized as follows:

	Number of Outstanding Warrants	Weighted Average Exercise Price
Balance, July 31, 2023	2,750,000	$0.20
Issued	1,538,889	0.18
Exercised	(3,400,000)	0.19
Balance, July 31 & October 31, 2024	888,889	$0.20
Issued	5,000,000	0.60
Exercised	(750,000)	0.20
Balance, July 31, 2025	5,138,889	$0.59
Exercised	(382,551)	0.60
Balance, October 31, 2025	4,756,338	$0.59

11

QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED CONSODLIATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED OCTOBER 31, 2025 AND 2024

(Unaudited - expressed in Canadian Dollars, unless otherwise stated)

As at October 31, 2025, stock warrants outstanding and exercisable are as follows:

	Outstanding Options	Exercise Price
October 30, 2028	138,889	$0.18
March 18, 2026	4,617,449	$0.60

As at October 31, 2025, the weighted average remaining of the outstanding warrants was 0.45 years.

(c) Options

Stock option transactions are summarized as follows:

	Number of Outstanding Options	Weighted Average Exercise Price
Balance, July 31, 2023 and 2024	4,200,000	$0.20
Granted	1,000,000	0.60
Balance, July 31 & October 31, 2025	5,200,000	$0.28

As at October 31, 2025, stock options outstanding and exercisable are as follows:

	Outstanding Options	Exercise Price
October 31, 2027	3,204,300	$0.20
April 24, 2028	500,000	$0.77
January 15, 2030	500,000	$0.44
January 11, 2032	995,700	$0.20

As at October 31, 2025, the weighted average remaining life of the outstanding options was 3.06 years.

On October 31, 2022, the Company granted 3,204,300 stock options to two directors of the Company at an exercise of $0.20 per option for a period of 5 years. The options fully vested as granted and valued at $640,860 using the Black- Scholes option pricing model with the following weighted average assumptions: expected life of 5 years, volatility of 478%, dividend yield of 0%, and risk- free rate of 3.43%. The fair value of the stock options granted was recognized to equity-settled share-based compensation in the amount of $640,860 in the year ended July 31, 2023.

On January 15, 2025, 500,000 stock options to two consultants of the Company at an exercise of $0.435 per option for a period of 5 years. 125,000 stock options were fully vested on January 15, 2025. 125,000 stock options will be fully vested on April 15, 2025.  125,000 stock options will be fully vested on July 15, 2025.  125,000 stock options will be fully vested on October 15, 2025.  The grant date fair value of these options were valued at $190,500 using the Black-Scholes option pricing model with the following weighted average assumptions: expected life of 5 years, volatility of 130%, dividend yield of 0%, and risk- free rate of 3.14%. The portion of the fair value of the stock options vested according to the graded vesting method was recognized to equity-settled share-based compensation in the amount of $13,258 in the three months ended October 31, 2025.

12

QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED CONSODLIATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED OCTOBER 31, 2025 AND 2024

(Unaudited - expressed in Canadian Dollars, unless otherwise stated)

On April 24, 2025, 500,000 stock options to a consultant of the Company at an exercise of $0.77 per option for a period of 3 years. 500,000 stock options were fully vested on the date of grant.  The grant date fair value of these options were valued at $239,500 using the Black-Scholes option pricing model with the following weighted average assumptions: expected life of 3 years, volatility of 92%, dividend yield of 0%, and risk- free rate of 2.61%.  The fair value of the stock options granted was recognized to equity-settled share-based compensation in the amount of $239,500.

6. AMOUNTS PAYABLE AND OTHER LIABILITIES

October 31, 2025		July 31, 2025
Amounts payable	$46,974	$125,561
Accrued liabilities	4,525	141,254
	$51,499	$266,815

7. RELATED PARTY BALANCES AND TRANSACTIONS

(a) Transactions with Key Management Personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition, include the directors of the Company.

The Company compensated key management personnel as follows:

	Three months ended October 31,
	2025	2024
Administrative fees *	$3,630	$2,805
Fees paid to the entity controlled by CFO	3,000	3,000
Fees paid to the entity controlled by a Director	-	7,865
Equity-settled share-based compensation	$-	$-

*Administrative fees include salaries, director’s fees, and amounts paid to Hunter Dickinson Services Inc. (“HDSI”) (note 7(b)) for the services provided to the Company by the CEO and a director of the Company.

(b) Entities with Significant Influence over the Company

Hunter Dickinson Inc. (“HDI”)

Hunter Dickinson Inc. (“HDI”) and its wholly owned subsidiary, HDSI, are private companies established by a group of mining professionals. HDSI provides services under contracts for a number of mineral exploration and development companies, and also to companies that are outside of the mining and mineral development space. The Company receives services from a number of related contractors, and it is at the Company’s discretion that HDSI provides certain contract services.

The Company’s CEO and Corporate Secretary is employed by HDSI and works for the Company under an employee secondment arrangement between the Company and HDSI.

13

QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED CONSODLIATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED OCTOBER 31, 2025 AND 2024

(Unaudited - expressed in Canadian Dollars, unless otherwise stated)

Pursuant to an agreement dated July 2, 2010, HDSI provides certain technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company on a non-exclusive basis as needed and as requested by the Company. As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time employees or experts.

The Company is not obligated to require any minimum amount of services from HDSI. The monetary amount of the services received from HDSI in a given period of time is a function of annually set and agreed charge-out rates for and the time spent by each HDSI employee engaged with the Company.

HDSI also incurs third-party costs on behalf of the Company and such third-party costs include, for example, directors’ and officers’ insurance. These third- party costs are billed to the Company at cost without markup.

There are no ongoing contractual or other commitments resulting from the Company's transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days' notice by either the Company or HDSI.

The following is a summary of transactions with HDSI that occurred during the reporting period:

	Three months ended October 31,
	2025	2024
Service charges based on management services agreement	$24,972	$19,586
Office lease	5,173	4,930
Reimbursement of third-party expenses	1,680	1,782
Total	$31,825	$26,298

United Mineral Services (“UMS”)

UMS is a private company controlled by a director of the Company. The Company was engaged with UMS in the acquisition and exploration of mineral property interests (Note 4 (b)).

During the three months ended October 31, 2025, the Company paid $Nil (2024 - $11,140) of service fees and reimbursable expenses of $214 (2024 - $284) to UMS.

(c) Payables due to related parties

The following is a summary of amounts due to related parties:

October 31, 2025		July 31, 2025
Balance payable to HDSI	$19,385	$3,409
Balance payable to the entity controlled by the CFO	1,050	1,050
Total amount due to related parties	$20,435	$4,459

14

QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED CONSODLIATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED OCTOBER 31, 2025 AND 2024

(Unaudited - expressed in Canadian Dollars, unless otherwise stated)

8. OPERATING SEGMENTS

The Company operates in a single reportable operating segment – the acquisition, exploration, and evaluation of mineral property interests. The Company is currently focusing on the acquisition and exploration of mineral property interests in BC, Canada. The Company’s long-term assets are located only in Canada.

9. FINANCIAL INSTRUMENTS

Financial assets and liabilities are classified in the fair value hierarchy according to the lowest level of input that is significant to the fair value measurement. Assessment of the significance of a particular input to the fair value measurement requires judgement and may affect placement within the fair value hierarchy levels. The hierarchy is as follows:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying value of cash, amounts receivable, amounts payable and other liabilities, due to a related party, and loan payable approximates fair value due to the short-term nature of the financial instruments. Cash is classified as fair value through profit or loss and measured at fair value using level 1 inputs.

10. FINANCIAL RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

(a) Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and amounts receivable. The Company limits its exposure to credit risk on liquid financial assets by only investing its cash with high- credit quality financial institutions in business and savings accounts. Receivables are due primarily from a government agency. The carrying value of the Company's cash and amounts receivable represent the maximum exposure to credit risk.

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company does not have sufficient capital in order to meet short-term business requirements, and accordingly is exposed to liquidity risk.

15

QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED CONSODLIATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED OCTOBER 31, 2025 AND 2024

(Unaudited - expressed in Canadian Dollars, unless otherwise stated)

The following obligations existed as at October 31, 2025:

	Total	Within 1 year	1-5 years
Amounts payable and other liabilities	$51,499	$51,499	$-
Due to related parties	20,435	20,435	-
Lease liability	6,880	6,880	-
Total	$78,814	$78,814	$-

The following obligations existed as at October 31, 2024:

	Total	Within 1 year	1-5 years
Amounts payable and other liabilities	$14,011	$6,011	$8,000
Due to related parties	14,237	14,237	-
Lease liability	19,466	12,586	6,880
Total	$47,714	$32,834	$14,880

(c) Interest rate risk

The Company’s exposure to interest rate risk arises from the interest rate impact on cash. The Company’s practice has been to invest cash at floating rates of interest, in order to maintain liquidity, while achieving a satisfactory return for shareholders. There is minimal risk that the Company would recognize any loss because of a decrease in the fair value of any demand bank investment certificates included in cash as they are generally held with large financial institutions. The Company from time to time has debt instruments and is exposed to risk in the event of interest rate fluctuations. The Company has not entered any interest rate swaps or other financial arrangements that mitigate the exposure to interest rate fluctuations.

(d) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company's income or the value of its holdings of financial instruments. The Company is not subject to significant market risk.

(e) Capital management objectives

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to potentially provide returns for shareholders, and to have sufficient liquidity available to fund ongoing expenditures and suitable business opportunities as they arise.

The Company considers the components of shareholders' equity (deficiency) as capital. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt.

The Company's investment policy is to invest its cash in highly liquid short–term interest–bearing investments having maturity dates of three months or less from the date of acquisition and that are readily convertible to known amounts of cash.

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QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED CONSODLIATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED OCTOBER 31, 2025 AND 2024

(Unaudited - expressed in Canadian Dollars, unless otherwise stated)

There were no changes to the Company's approach to capital management during the three months ended October 31, 2025.

The Company is not subject to any externally imposed equity requirements.

11. OFFICE LEASE – RIGHT OF USE ASSET AND LEASE LIABILITY

The Company subleases corporate offices in Vancouver, BC from HDSI under a lease agreement dated May 1,2021 and the lease expires on April 29, 2026. According to IFRS 16 Leases, the Company recorded a right-of-use asset and lease liability regarding its office lease.

(a) Right-of-use asset

As at October 31, 2025, $4,948 of right-of-use asset was recorded as follows:

Balance, July 31, 2024	$17,316
Amortization	(2,473)
Balance, October 31, 2024	$14,843

Balance, July 31, 2025	$7,421
Amortization	(2,473)
Balance, October 31, 2025	$4,948

(b) Lease liability

On May 1, 2021, the Company entered into an office lease agreement, which resulted in a lease liability of $49,475. The lease liability represents a monthly payment of $1,066 for the period from May 1, 2021 to April 30, 2023, $1,121 for the period from May 1, 2023 to April 30, 2024, and $1,175 for the period from May 1, 2024 to April 30, 2026. The incremental borrowing rate applied to the lease liability was 12%.

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QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED CONSODLIATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED OCTOBER 31, 2025 AND 2024

(Unaudited - expressed in Canadian Dollars, unless otherwise stated)

As at October 31, 2025, $4,948 of lease liability was recorded as follows:

Balance, July 31, 2020	$-
Addition	49,475
Lease payment – base rent portion	(2,132)
Lease liability – accretion expense	1,456
Balance, July 31, 2021	$48,799
Lease payment – base rent portion	(12,792)
Lease liability – accretion expense	5,326
Balance, July 31, 2022	$41,333
Lease payment – base rent portion	(12,956)
Lease liability – accretion expense	4,376
Balance July 31, 2023	$32,753
Lease payment – base rent portion	(13,612)
Lease liability – accretion expense	3,244
Balance July 31, 2024	$22,385
Lease payment – base rent portion	(14,104)
Lease liability – accretion expense	1,888
Balance July 31, 2025	$10,169
Lease payment – base rent portion	(3,526)
Lease liability – accretion expense	237
Balance October 31, 2025	$6,880

Current portion	$6,880
Long-term portion	$-

The following is a schedule of the Company’s future lease payments (base rent portion):

Fiscal 2026 (November 1, 2025 to April 30, 2026)	7,052
Total undiscounted lease payments	$7,052
Less: imputed interest	(172)
Lease liability at October 31, 2025	$6,880

12. EVENTS AFTER THE REPORTING PERIOD

On November 20, 2025, 433,334 shares were issued upon the exercise of flow-through warrants with an exercise price of $0.60 for proceeds of $260,000.

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